EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and nine months ended September 30, 2005 and 2004, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended September 30,
	2005	2004
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$613,555	$707,973
Per Share Amount	$0.40	$0.46

	Nine months ended September 30,
	2005	2004
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$1,670,067	$1,992,292
Per Share Amount	$1.09	$1.30

No common stock equivalents exist.